UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Attached as Exhibit 99.1 is our press release dated August 24, 2020. The information in this Report of Foreign Private Issuer on Form 6-K and the exhibit hereto are incorporated by reference into: (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the prospectus supplement thereto filed on July 14, 2020; and (ii) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019.

Exhibits

Exhibit No.	Description
99.1	Press Release (August 24, 2020): ElectraMeccanica Announces Production Start Date of August 26th for Flagship SOLO EV

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

/s/ Bal Bhullar

Bal Bhullar

Chief Financial Officer

Date: August 24, 2020